SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20002

FORM 11-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File No.: 1-13079

ResortQuest Savings and Retirement Plan
(Full title of plan)

Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

ResortQuest Savings
and Retirement Plan

Report of Independent Registered Public Accounting Firm

Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan
ResortQuest Savings and Retirement Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the ResortQuest Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Dallas, Texas
June 17, 2005

ResortQuest Savings
and Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
	(in thousands)
Assets

Investments, at fair value:
Mutual funds	$26,324	$24,793
Gaylord Entertainment Company common stock	1,067	850
Participant loans, at cost	1,002	995

Total investments	28,393	26,638

Receivables:
Employer contributions	38	15
Participant contributions	104	42
Receivable for securities sold	—	41

Total receivables	142	98

Total assets	28,535	26,736

Liabilities
Accrued administrative expenses	—	(38)
Excess contributions payable	(149)	—

Net assets available for benefits	$28,386	$26,698

See accompanying notes to financial statements.

ResortQuest Savings
and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2004
(in thousands)
Additions
Investment income:
Dividend income	$666
Interest income on participant loans	58
Net unrealized appreciation in fair value of investments	818
Net realized gains on investments	766

Total investment income	2,308

Contributions:
Employer matching contributions	939
Participants’ contributions	2,968

Total contributions	3,907

Total additions	6,215

Deductions
Benefits paid to participants	4,316
Administrative expenses	211

Total deductions	4,527

Net increase in net assets available for benefits	1,688

Net assets available for benefits, beginning of year	26,698

Net assets available for benefits, end of year	$28,386

See accompanying notes to financial statements.

ResortQuest Savings
and Retirement Plan

Notes to Financial Statements

1.	Plan Description	The following description of the ResortQuest Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General – ResortQuest International, Inc. and its wholly-owned subsidiaries (the “Company”) established this defined contribution plan which is available to qualifying employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective November 20, 2003, Gaylord Entertainment Company acquired ResortQuest International, Inc. in a stock for stock transaction in which shares of ResortQuest International, Inc. were exchanged for shares of Gaylord Entertainment Company based upon an exchange ratio of 0.275.

The Plan has been effectively terminated as of January 1, 2005. See Note 7 for further discussion.

Administration – The Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan is responsible for the operation and administration of the Plan. Union Planters Bank, N.A. serves as the trustee of the Plan. AMVESCAP Retirement, Inc. is responsible for recordkeeping services of the Plan.

Eligibility – An employee is eligible to participate in the Plan beginning on January 1 or July 1 after the employee has completed 1,000 hours of service during their first year of employment and attained the age of twenty-one years old.

Contributions – Each year, participants may contribute up to 100 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. The Company will match 50 percent of the first 6 percent of a participant’s base compensation contributed to the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan

ResortQuest Savings
and Retirement Plan

Notes to Financial Statements

losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account is based on years of continuous service. A participant is 50 percent vested after two years of credited service and 100 percent vested after three years of credited service. In the event of death, disability, or normal retirement, participants become 100 percent vested in all account balances.

Investments – Participants direct the investment of their contributions, both employee deferrals and employer match, into various investment options offered by the Plan. The Plan currently offers mutual funds and Gaylord Entertainment Company common stock as investment options for participants.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial payments, annual installments, or a joint and 50 percent survival annuity.

Forfeited Accounts – Forfeitures are used to reduce future Company contributions. Forfeited amounts at December 31, 2004 were not material to the financial statements.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Gaylord Entertainment Company common stock allocated to his or her account and is notified by the transfer agent, Suntrust Bank, prior to the time such rights are to be exercised.

Administrative Expenses – Substantially all administrative expenses of the Plan are paid directly by the Plan.

ResortQuest Savings
and Retirement Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for participant loans, which are stated at amortized cost, which approximates fair value. Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a component of net appreciation in fair market value of investments for such investments.

Payment of Benefits — Benefits are recorded when paid.

ResortQuest Savings
and Retirement Plan

Notes to Financial Statements

3.	Investments	The following presents investments that represent 5 percent or more of the Plan’s net assets (in thousands):

December 31,	2004	2003
INVESCO Stable Value Trust	$9,500	$9,553
INVESCO Core Mul. Attr. Equity Trust	3,127	3,092
INVESCO 500 Index Trust	2,492	2,569
INVESCO Core Fixed Income Trust	2,297	2,326
Oppenheimer Global — Class A	2,188	1,818
AIM Capital Development	1,782	1,606
INVESCO Fundamental Core Bal. Trust	1,720	1,763

Total investments above 5%	23,106	22,727
Total investments below 5%	5,287	3,911

Total investments	$28,393	$26,638

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2004
Mutual funds	$1,272
Shares of Gaylord Entertainment Company’s common stock	312

Net appreciation in fair value of investments	$1,584

ResortQuest Savings
and Retirement Plan

Notes to Financial Statements

4.	Risks and Uncertainties	The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Income Tax Status	The Internal Revenue Service determined and informed the Company, in a letter dated July 23, 2003, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions	At December 31, 2004 and 2003, the Plan held 96,793 and 106,480 units, respectively, of Gaylord Entertainment Company common stock, which represented less than 1% of the outstanding shares of Gaylord Entertainment Company at those dates.

7.	Subsequent Events	Effective January 1, 2005, the Plan was merged into the Gaylord Entertainment Company 401(k) Savings Plan. In addition to the merger, Wilmington Trust replaced Union Planters Bank, N.A. as the Plan’s Trustee and Lincoln Financial Group replaced AMVESCAP Retirement, Inc. as the Plan’s recordkeeper.

On January 3, 2005, Gaylord Entertainment Company closed on the acquisition of certain vacation rental management businesses of East West Resorts. Employees of those businesses became eligible to participate in the Gaylord Entertainment Company 401(k) Savings Plan effective April 1, 2005. Balances of former participants in the East West Resorts 401(k) Savings and Retirement Plan were transferred into the Gaylord Entertainment Company 401(k) Savings Plan effective June 1, 2005.

ResortQuest Savings
and Retirement Plan

Schedule of Assets Held for Investment Purposes at End of Year

			EIN: 62-1750352
December 31, 2004			Plan Number: 001
		(c)
	(b)	Description of Investment, including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value
*	Gaylord Entertainment Company Common Stock	Common Stock	$1,066,658
	INVESCO 500 Index Trust	Mutual Fund	2,492,273
	INVESCO Core Mul. Attr. Equity Trust	Mutual Fund	3,126,822
	INVESCO Core Fixed Income Trust	Mutual Fund	2,296,615
	INVESCO Stable Value Trust	Mutual Fund	9,500,577
	Janus Mid Cap Value Investor Shares	Mutual Fund	767,424
	INVESCO Fundamental Core Balanced Trust	Mutual Fund	1,720,055
	AIM Capital Development	Mutual Fund	1,781,737
	American Growth Fund of America	Mutual Fund	677,941
	AIM Small Cap Growth – Class A	Mutual Fund	110,502
	MFS Value Class A	Mutual Fund	555,508
	AIM Mid Cap Core Equity	Mutual Fund	347,027
	Oppenheimer Global - Class A	Mutual Fund	2,187,604
	Royce Low-Priced Stock	Mutual Fund	759,818
*	Loans to Participants	Participant Loans with interest rates from 6% to 11.5% and maturity dates up to December 31, 2009	1,002,189

	Total		$28,392,750

*	- Party-in-interest.

All investment activity is participant directed. No disclosure of cost information is required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the ResortQuest Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

RESORTQUEST SAVINGS AND RETIREMENT PLAN
By:	Benefits Trust Committee for the Gaylord Entertainment Company 401(K) Savings Plan

Date: June 29, 2005	By:	/s/ Melissa Buffington
	Name:	Melissa Buffington
	Title:	Chairman, Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

23.1	Consent of BDO Seidman, LLP